

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2023

Monica Poole
Manager of XIV-I MANAGER LLC, the Company's Manager
XIV-I INVEST 1, LLC
5784 Lake Forrest Drive, Suite 209
Atlanta, Georgia 30328

> **Re: XIV-I INVEST 1, LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed July 25, 2023**
> **File No. 024-12139**

Dear Monica Poole:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-3772 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Nick Antaki